UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Walker Innovation Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

93166110

(CUSIP Number)

Mitchell S. Nussbaum

Loeb & Loeb LLP

345 Park Avenue

New York, NY 10154

(212) 407-4159

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 3, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93166110	Page 1 of 4

(1)	Name of Reporting Person Jonathan A. Siegel
(2)	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only.
(4)	Source of Funds (See Instructions) PF; SC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items (2(d) or 2(e) ☐
(6)	Citizenship or Place or Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power 1,024,994
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,024,994
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,024,994
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.0%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 93166110	Page 2 of 4

Item 1.     Security and Issuer

The title and class of security to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of Walker Innovation Inc., a Delaware corporation (the “Issuer”). The principal executive office of Issuer is located at Two High Ridge Park, Stamford, Connecticut 06905.

Item 2.     Identity and Background

The principal business address of the Reporting Person is Walker Innovation Inc., Two High Ridge Park, Stamford, Connecticut 06905. The present principal occupation of the Reporting Person is Chief Executive Officer of the Issuer. The Reporting Person is also a Member of the Board of Directors of the Issuer. The principal business of the Issuer is to develop and commercialize its unique portfolio of intellectual property assets through its licensing and enforcement operations and initiation of an effort to acquire, through merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses, either within its current verticals or in new industry segments, or control of such operating businesses through contractual arrangements.. The business address of the Issuer is Two High Ridge Park, Stamford, CT 06905.

During the last five years, the Reporting Person has not been a party to criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration

On February 14, 2014, the Reporting Person was granted 425,000 stock options at an exercise price of $3.60 per share pursuant to the Issuer’s Amended and Restated 2006 Long-Term Incentive Plan as part of his equity compensation, with respect to which 141,666 are exercisable from and after February 14, 2015; 141,667 are exercisable from and after February 14, 2016; and 141,667 are exercisable from and after February 14, 2017. On March 20, 2015, the Reporting Person was granted 75,000 stock options at an exercise price of $1.37 per share pursuant to the Issuer’s Amended and Restated 2015 Long-Term Incentive Plan (“2015 Incentive Plan”) as part of his equity compensation, with respect to which 25,000 are exercisable from and after February 14, 2016; 25,000 are exercisable from and after February 14, 2017; and 25,000 are exercisable from and after February 14, 2018. In a transaction approved by the Issuer’s stockholders on January 17, 2017, the options granted February 14, 2014 and March 20, 2015 described above were repriced with the effect of reducing the exercise price per share to $0.43. On March 17, 2016, the Reporting Person was granted 400,000 stock options at an exercise price of $0.36 per share pursuant to the 2015 Incentive Plan as part of his equity compensation, with respect to which 100,000 are exercisable from and after April 3, 2016; 37,500 are exercisable from and after May 3, 2016; 37,500 are exercisable from and after June 3, 2016; 37,500 are exercisable from and after July 3, 2016; 37,500 are exercisable from and after August 3, 2016; 37,500 are exercisable from and after September 3, 2016; 37,500 are exercisable from and after October 3, 2016; 37,500 are exercisable from and after November 3, 2016; and 37,500 are exercisable from and after December 3, 2016. On May 12, 2016, the Reporting Person was granted 200,000 stock options at an exercise price of $0.26 per share pursuant to the 2015 Incentive Plan as part of his equity compensation, with respect to which 16,666 are exercisable from and after August 12, 2016; 16,666 are exercisable from and after November 12, 2016; 16,666 are exercisable from and after February 12, 2017; 16,666 are exercisable from and after May 12, 2017; 16,666 are exercisable from and after August 12, 2017; 16,666 are exercisable from and after November 12, 2017; 16,666 are exercisable from and after February 12, 2018; 16,666 are exercisable from and after May 12, 2018; 16,666 are exercisable from and after August 12, 2018; 16,666 are exercisable from and after November 12, 2018; 16,666 are exercisable from and after February 12, 2019; and 16,674 are exercisable from and after May 12, 2019. On February 10, 2017, the Reporting Person was granted 100,000 stock options at an exercise price of $0.43 per share pursuant to the 2015 Incentive Plan as part of his equity compensation, with respect to which 8,333 are exercisable from and after March 3, 2017; 8,333 are exercisable from and after April 3, 2017; 8,333 are exercisable from and after May 3, 2017; 8,333 are exercisable from and after June 3, 2017; 8,333 are exercisable from and after July 3, 2017; 8,333 are exercisable from and after August 3, 2017; 8,333 are exercisable from and after September 3, 2017; 8,333 are exercisable from and after October 3, 2017; 8,333 are exercisable from and after November 3, 2017; 8,333 are exercisable from and after December 3, 2017; 8,333 are exercisable from and after January 3, 2018; and 8,337 are exercisable from and after February 3, 2018. On February 10, 2017, the Reporting Person was granted 150,000 stock options at an exercise price of $0.43 per share pursuant to the 2015 Incentive Plan as part of his equity compensation, with respect to which 50,000 are exercisable from and after February 3, 2018; 50,000 are exercisable from and after February 3, 2019; and 50,000 are exercisable from and after February 3, 2020.

The stock options described above are referred to collectively as the “Stock Options”. None of the Stock Options has been exercised. If exercised, the Reporting Person intends to use personal funds.

Item 4.     Purpose of Transaction

On February 1, 2014, the Issuer entered into an employment agreement with the Reporting Person (the “Employment Agreement”). Pursuant to the Employment Agreement, the Reporting Person was entitled to two grants of stock options to purchase an aggregate of 500,000 shares of Common Stock of the Issuer. Descriptions of these and other Stock Options granted to the Reporting Person are described in Item 3. above.

It is the current intent of the Issuer to to acquire, through merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, one or more operating businesses, either within its current verticals or in new industry segments, or control of such operating businesses through contractual arrangements, and as Chief Executive Officer, the Reporting Person reviews and evaluates potential transactions and the consideration used, including Common Stock.

Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

CUSIP No. 93166110	Page 3 of 4

Item 5.     Interest in Securities of the Issuer

(a)

The Reporting Person may be deemed to directly beneficially own 1,024,994 shares of Common Stock as follows: 1,024,994 shares of Common Stock underlying currently exercisable options (including options that will be exercisable within 60 days after August 4, 2017) held directly by him. This represents, in the aggregate, approximately 5.0% of Issuer’s issued and outstanding shares of Common Stock, based upon 20,400,368 shares of Common Stock issued and outstanding as of June 30, 2017.

(b)	The responses of the Reporting Person to (i) Rows (7) through (10) of the Cover Page of this Statement and (ii) Item 5(a) hereof are incorporated by reference.

(c)	The Reporting Person has not had any other transactions in Common Stock that were effected during the past sixty days.

(d)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be acquired pursuant to the Stock Options.

(e)	Not Applicable

CUSIP No. 93166110	Page 4 of 4

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 7, 2017

	By.	/s/Jonathan A. Siegel
Jonathan A. Siegel